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                                                                 EXHIBIT 99.12


                         RESTORATION HARDWARE, INC.
                          STOCK PURCHASE AGREEMENT
                          ------------------------

     I hereby elect to participate in the 1998 Employee Stock Purchase Plan (the "ESPP") effective as of the date specified below, and I hereby subscribe to purchase shares of Common Stock of Restoration Hardware, Inc. (the "Corporation") in accordance with the provisions of this Agreement and the ESPP. I hereby authorize payroll deductions from each of my paychecks following my entry into the offering period in the 1% multiple of my total cash compensation (not to exceed a maximum of 15%) specified in my attached Enrollment Form.

     The offering period is divided into a series of consecutive purchase intervals. With the exception of the initial purchase interval which will begin at the time of the initial public offering of the Common Stock and end on February 26, 1999, those purchase intervals will be of six months duration and will begin on the first business day of March and September each year during the offering period. My participation will automatically remain in effect from one purchase interval to the next during the term of the ESPP in accordance with my payroll deduction authorization, unless I withdraw from the ESPP or change the rate of my payroll deduction or unless my employment status changes. I may reduce the rate of my payroll deductions on one occasion per purchase interval and I may increase my rate of payroll deductions to become effective at the beginning of any subsequent purchase interval.

     My payroll deductions will be accumulated for the purchase of shares of the Corporation's Common Stock on the last business day of each purchase interval within the offering period. The purchase price per share will be equal to 85% of the lower of (i) the fair market value per share of Common Stock on my entry
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date into the offering period or (ii) the fair market value per share on the purchase date. However, the clause (i) amount will in no event be less than the fair market value per share of Common Stock on the start date of the offering period. I will also be subject to ESPP restrictions (i) limiting the maximum number of shares which I may purchase during any purchase interval and (ii) prohibiting me from purchasing more than $25,000 worth of Common Stock for each calendar year my purchase right remains outstanding.

     I may withdraw from the ESPP at any time prior to the last business day of a purchase interval and elect either to have the Corporation refund all my payroll deductions for that interval or to have such payroll deductions applied to the purchase of Common Stock at the end of such interval. However, I may not rejoin that particular offering period at any later date. Upon the termination of my employment for any reason (including death or disability) or my loss of eligible employee status, my participation in the ESPP will immediately cease and all my payroll deductions for the purchase interval in which my employment terminates or my loss of eligibility occurs will automatically be refunded.

     If I take an unpaid leave of absence, my payroll deductions will immediately cease and any payroll deductions for the purchase interval in which my leave begins will, at my election, either be refunded or applied to the purchase of shares of Common Stock at the end of that purchase interval. If I return to active service with (i) 90 days or (ii) such longer period during which my right to employment is guaranteed by either statute or contract and I have retained my eligible employee status as of the time of my return and have not otherwise withdrawn from the ESPP prior to that time, then my payroll deductions will at that time automatically resume at the rate in effect for me when my leave began. If I do not return to active Service within such period, then I will be required to re-enroll in the ESPP.

     The Corporation will issue a stock certificate for the shares purchased on my behalf after the end of each purchase interval and the certificate will be deposited directly in the Corporation-designated brokerage account established on my behalf. I will notify the Corporation of any disposition of shares purchased under the ESPP and I will satisfy all applicable income and employment tax withholding requirements at the time of such disposition.

     The Corporation has the right, exercisable in its sole discretion, to amend or terminate the ESPP in certain circumstances. Should the Corporation elect to terminate the ESPP pursuant to the provisions of the ESPP, I will have no further rights to purchase shares of Common Stock pursuant to this Agreement. I have received a copy of the Question and Answer Summary and/or the official Plan Summary and Prospectus summarizing the major features of the ESPP. I have read this Agreement and the Question and Answer Summary and/or Prospectus and hereby agree to be bound by the terms of both this Agreement and the ESPP. The effectiveness of this Agreement is dependent upon my eligibility to participate in the ESPP.


     Date: ___________________, 199__


                                        _________________________________
                                        Signature of Employee


                                        Printed Name: ___________________


     Entry Date into Plan:  _____________________, 1998